Filed by Rockwell Collins, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Rockwell Collins, Inc.

Subject Company: Rockwell Collins, Inc.

SEC File No.: 001-16445

Date: September 5, 2017

Rockwell Collins
@RockwellCollins
United Technologies to acquire Rockwell
Collins ow.ly/pbL930eUlya
6:36 PM . Sep 4, 2017

United Technologies To Acquire Rockwell Collins For $30 Billion	Page 1 of 10

United Technologies To Acquire Rockwell Collins For $30 Billion

Combination Creates Premier Aerospace Systems Supplier

•	Combined business will be well-positioned to meet rapidly evolving global customer demands

•	Highly complementary to existing capabilities

•	Enhances innovative systems capabilities and integrated digital product offerings, including avionics, flight controls and data services

•	Expected to generate cost synergies in excess of $500 million

•	Anticipate acquisition to be accretive to UTC adjusted earnings per share after first full year following closing

FARMINGTON, Conn., and CEDAR RAPIDS, Iowa – September 4, 2017 – United Technologies Corp. (NYSE: UTX) (“UTC”) and Rockwell Collins, Inc. (NYSE: COL) (“Rockwell Collins”) today announced that they have reached a definitive agreement under which United Technologies will acquire Rockwell Collins for $140.00 per share, in cash and UTC stock.

Rockwell Collins is a leader in aviation and high-integrity solutions for commercial and military customers and is globally recognized for its leading-edge avionics, flight controls, aircraft interior and data connectivity solutions. On a 2017 pro forma basis, its estimated sales are greater than $8 billion.

“This acquisition adds tremendous capabilities to our aerospace businesses and strengthens our complementary offerings of technologically advanced aerospace systems,” said UTC Chairman and Chief Executive Officer Greg Hayes. “Together, Rockwell Collins and UTC Aerospace Systems will enhance customer value in a rapidly evolving aerospace industry by making aircraft more intelligent and more connected.”

“The integrated companies’ expertise in developing electrical, mechanical and software solutions will allow us to deliver more innovative products and services and provide greater value to our customers and shareowners,” Hayes continued. “This combination will also create new opportunities for the talented employees of both companies to advance innovation in a growing and dynamic industry. Importantly, UTC and Rockwell Collins share cultures of mutual trust and respect, accountability and teamwork that will allow us to work together to achieve our common goals.”

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 2 of 10

“We are extremely pleased to announce this compelling transaction with UTC which is a testament to the value we have created for Rockwell Collins’ employees, customers and shareowners,” said Kelly Ortberg, Chairman, President and Chief Executive Officer of Rockwell Collins. “The combination will enable us to compete more effectively for future business through continued investments in innovation, world-class integrated product offerings and the ability to retain the top talent in the industry. We look forward to the next chapter in Rockwell Collins’ long and proud history, as part of UTC.”

Under the terms of the agreement, each Rockwell Collins shareowner will receive $93.33 per share in cash and $46.67 in shares of UTC common stock, subject to a 7.5 percent collar centered on UTC’s August 22, 2017 closing share price of $115.69. UTC expects to fund the cash portion of the transaction consideration through debt issuances and cash on hand, and the company is committed to taking actions to maintain strong investment grade credit ratings. The transaction is projected to close by the third quarter of 2018, subject to approval by Rockwell Collins’ shareowners, as well as other customary closing conditions, including the receipt of required regulatory approvals.

The purchase price implies a total equity value of $23 billion and a total transaction value of $30 billion, including Rockwell Collins’ net debt.

On a pro-forma 2017 basis, UTC is expected to have global sales of approximately $67 to $68 billion following the transaction, based on estimated results.

UTC expects the combination will be accretive to adjusted earnings per share after the first full year following closing and generate an estimated $500+ million of run-rate pre-tax cost synergies by year four.

Upon completion of the transaction, Rockwell Collins and UTC Aerospace Systems will be integrated to create a new business unit named Collins Aerospace Systems. Kelly Ortberg will assume the role of Chief Executive Officer with Dave Gitlin serving as President and Chief Operating Officer.

“We have demonstrated we can successfully integrate large acquisitions into our business and I have full confidence that the team has the capability to do it again,” Hayes said. “Once we have completed the integration of Rockwell Collins and made progress towards reducing leverage back to historical levels, we will have an opportunity to explore a full range of strategic options for UTC.”

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 3 of 10

UTC today also reaffirmed its expectations for 2017 sales of approximately $58.5 to $59.5 billion and adjusted earnings in the range of $6.45 to $6.60 per share.*

*Note: When UTC provides an expectation for adjusted EPS on a forward-looking basis, a reconciliation of the difference between the non-GAAP expectation and the corresponding GAAP measure generally is not available without unreasonable effort. See “Use and Definitions of Non-GAAP Financial Measures” below for additional information.

Advisors

Morgan Stanley & Co. LLC is acting as financial advisor to United Technologies. Wachtell, Lipton, Rosen & Katz is serving as legal advisor to United Technologies. J.P. Morgan Securities LLC and Citigroup Global Markets Inc. are acting as financial advisors and Skadden, Arps, Slate, Meagher & Flom is serving as legal advisor to Rockwell Collins.

Conference call

United Technologies will hold a conference call to discuss this announcement beginning at 8:00 a.m. ET Tuesday, September 5. Participants should call (877) 280-7280 at least 15 minutes prior to the scheduled start. The presentation will be webcast at www.utc.com, and a recording will be archived on the website. A slideshow accompanying the presentation will be posted to www.utc.com prior to the call. A recording will be archived later on the site and will be available for replay by phone from 12 p.m. ET Tuesday, September 5, to midnight Monday, September 11. For a replay, dial (404) 537-3406. At the prompt for a conference ID number, enter 80965884.

About United Technologies

United Technologies Corp., based in Farmington, Connecticut, provides high technology products and services to the building and aerospace industries. By combining a passion for science with precision engineering, the company is creating smart, sustainable solutions the world needs.

About Rockwell Collins

Rockwell Collins is a leader in aviation and high-integrity solutions for commercial and military customers around the world. Every day we help pilots safely and reliably navigate to the far corners of the earth; keep warfighters aware and informed in battle; deliver millions of messages for airlines and airports; and help passengers stay connected and comfortable throughout their journey. As experts in flight deck avionics, cabin electronics, cabin interiors, information management, mission communications, and simulation and training, we offer a comprehensive portfolio of products and services that can transform our customers’ futures.

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 4 of 10

Cautionary Statement

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “confident” and other words of similar meaning in connection with a discussion of future operating or financial performance. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, share repurchases and other measures of financial performance or potential future plans, strategies or transactions of United Technologies or the combined company following United Technologies’ proposed acquisition of Rockwell Collins, the anticipated benefits of the proposed acquisition, including estimated synergies, the expected timing of completion of the transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which United Technologies and Rockwell Collins operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, levels of end market demand in construction and in both the commercial and defense segments of the aerospace industry, levels of air travel, financial condition of commercial airlines, the impact of weather conditions and natural disasters and the financial condition of our customers and suppliers; (2) challenges in the development, production, delivery, support, performance and realization of the anticipated benefits of advanced technologies and new products and services; (3) future levels of indebtedness and capital spending and research and development spending; (4) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (5) the timing and scope of future repurchases of United Technologies’ common stock, which may be suspended at any time due to market conditions and the level of other investing activities and uses of cash, including in connection with the proposed acquisition; (6) delays and disruption in delivery of materials and services from suppliers; (7) company and customer- directed cost reduction efforts and

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 5 of 10

restructuring costs and savings and other consequences thereof; (8) the scope, nature, impact or timing of acquisition and divestiture activity, including among other things integration of acquired businesses, including Rockwell Collins, into United Technologies’ existing businesses and realization of synergies and opportunities for growth and innovation; (9) new business or investment opportunities; (10) our ability to realize the intended benefits of organizational changes; (11) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (12) the outcome of legal proceedings, investigations and other contingencies; (13) pension plan assumptions and future contributions; (14) the impact of the negotiation of collective bargaining agreements and labor disputes; (15) the effect of changes in political conditions in the U.S. and other countries in which United Technologies and Rockwell Collins operate, including the effect of changes in U.S. trade policies or the U.K.’s pending withdrawal from the EU, on general market conditions, global trade policies and currency exchange rates in the near term and beyond; (16) the effect of changes in tax, environmental, regulatory (including among other things import/export) and other laws and regulations in the U.S. and other countries in which United Technologies and Rockwell Collins operate; (17) the ability of the parties to receive the required regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; (18) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (19) negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective financial performance; (20) risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; (21) the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected, including risks associated with contracts containing provisions that may be triggered by the proposed transaction; (22) the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; and (23) the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. Any forward-looking statement speaks only as of the date on which it is made, and United Technologies and Rockwell Collins assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 6 of 10

Use and Definitions of Non-GAAP Financial Measures

United Technologies Corporation reports its financial results in accordance with accounting principles generally accepted in the United States (“GAAP”).

We supplement the reporting of our financial information determined under GAAP with certain non-GAAP financial information. The non-GAAP information presented provides investors with additional useful information, but should not be considered in isolation or as substitutes for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. We encourage investors to review our financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure.

When we provide our expectation for adjusted earnings per share (“EPS”) on a forward-looking basis, a reconciliation of the difference between this non-GAAP expectation and the corresponding GAAP measure (expected diluted EPS from continuing operations) generally is not available without unreasonable effort due to potentially high variability, complexity and low visibility as to the items that would be excluded from the GAAP measure in the relevant future period, such as unusual gains and losses, the ultimate outcome of pending litigation, fluctuations in foreign currency exchange rates, the impact and timing of potential acquisitions and divestitures, and other structural changes or their probable significance. The variability of the excluded items may have a significant, and potentially unpredictable, impact on our future GAAP results.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 7 of 10

Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Contacts

Media Inquiries, UTC

(860) 728-7907

Investor Relations, UTC

(860) 728-7608

#UTC-IR

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United Technologies To Acquire Rockwell Collins For $30 Billion	Page 8 of 10

# # #

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Contacts

Media Inquiries, UTC

(860) 728-7907

Investor Relations, UTC

(860) 728-7608

#UTC-IR

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Safe Harbor Statement

This communication contains statements, including statements regarding the proposed acquisition of Rockwell Collins by United Technologies, that are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those projected as a result of certain risks and uncertainties, including but not limited to: the ability of Rockwell Collins and United Technologies to receive the required regulatory approvals for the proposed acquisition of Rockwell Collins by United Technologies (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approval of Rockwell Collins’ shareowners and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of United Technologies’ and/or Rockwell Collins’ common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the United Technologies’ shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Rockwell Collins’ operations with those of United Technologies will be greater than expected; the outcome of legally required consultation with employees, their works councils or other employee representatives; and the ability of Rockwell Collins and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition or any other transaction described above will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of United Technologies and Rockwell Collins on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC from time to time. These forward-looking statements are made only as of the date hereof and the company assumes no obligation to update any forward-looking statement.

Additional Information

In connection with the proposed transaction, United Technologies will file a registration statement on Form S-4, which will include a document that serves as a prospectus of United Technologies and a proxy statement of Rockwell Collins (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. A definitive proxy statement/prospectus will be sent to Rockwell Collins’ shareowners. Investors and security holders will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from United Technologies or Rockwell Collins. The documents filed by United Technologies with the SEC may be obtained free of charge at United Technologies’ website at www.utc.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from United Technologies by requesting them by mail at UTC Corporate Secretary, 10 Farm Springs Road, Farmington, CT, 06032, by telephone at 1-860-728-7870 or by email at corpsec@corphq.utc.com. The documents filed by Rockwell Collins with the SEC may be obtained free of charge at Rockwell Collins’ website at www.rockwellcollins.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Rockwell Collins by requesting them by mail at Investor Relations, 400 Collins Road NE, Cedar Rapids, Iowa 52498, or by telephone at 1-319-295-7575.

Participants in the Solicitation

United Technologies and Rockwell Collins and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about United Technologies’ directors and executive officers is available in United Technologies’ proxy statement dated March 10, 2017, for its 2017 Annual Meeting of Shareowners. Information about Rockwell Collins’ directors and executive officers is available in Rockwell Collins’ proxy statement dated December 14, 2016, for its 2017 Annual Meeting of Shareowners and in Rockwell Collins’ Forms 8-K dated January 10, 2017 and April 13, 2017. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the acquisition when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from United Technologies or Rockwell Collins as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.